SPOUTING ROCK CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2016

ASSETS

Cash	$	353,228
Accounts receivable		150,000
Securities owned, at fair value		450
Member and employee advances		216,500
Property and equipment, net of accumulated depreciation		2,984
Other assets		17,770
TOTAL ASSETS	$	740,932

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	118,139
Due to member		100,000
Total liabilities	$	218,139
Members' equity		522,793
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	740,932

The accompanying notes are an integral part of these financial statements.